

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

September 24, 2009

<u>Via U.S. Mail and Facsimile</u>

Mr. Cameron Wong
  President and Chief Executive Officer
EASY ESL PUBLISHING, INC.
Suite 105, 501 Silverside Road
Wilmington, Delaware 19809

> **Re: Easy ESL Publishing, Inc.**
> **Item 4.01 Form 8-K, filed August 10, 2009**
> **File No. 333-146118**

Dear Mr. Wong:

       We have completed our review of your Form 8-K and have no further comments at this time.

                                Sincerely,

                                Joe A. Foti
                                Senior Assistant Chief Accountant